May 17, 2005


Mr. Finbarr J. O`Neill
President and Chief Executive Officer
The Reynolds and Reynolds Company
One Reynolds Way
Dayton, Ohio 45430

	RE:	The Reynolds and Reynolds Company
      File no. 001-10147
		Form 10-K: For the Year Ended September 30, 2004
		Form 10-Q: For the Quarterly Period Ended December 31,
2004
		Form 10-Q: For the Quarterly Period Ended March 31, 2005

Dear Mr. O`Neill:

	We reviewed the above referenced filings and your response letter dated April 12, 2005 and we have the following additional comments. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Annual Report on Form 10-K for the Year Ended September 30, 2004

Consolidated Balance Sheets, page 35

Prior Comment no. 2

1. We have considered your response to our prior comment no. 2 and do not find your reasons for omitting a consolidated balance sheet and statement of cash flows persuasive. As previously requested, revise future filings to present consolidated balance sheets and statements of cash flows without segregating your automotive solutions and financial service assets, liabilities and cash flows. Further, ensure to classify your assets and liabilities between current and long-term pursuant to Article 5-02 of Regulation S-X.

2. As noted in our prior comment no. 2, we would not object to your presenting "tiered" financial statements as supplemental information in addition to your consolidated financial statements if you believe they are useful and meaningful to investors. If you choose to present tiered information within your primary financial statements, it should immediately follow the corresponding consolidated financial statement. For example, if you present a tiered balance sheet, it should immediately follow your consolidated balance sheet, preferably with the word "supplemental" in the title of the tiered financial statement. Other alternatives may be to present this information either in a footnote to your primary financial statements or in a separate statement following your primary financial statements as supplemental information. In addition, when "tiered" financial statements are presented, your disclosures should include an explanation of why the information is being presented, and if presented for selective financial statements (balance sheet only, for example), you should explain why. Finally, we would expect the company`s audit report to include any such supplemental statement that you file.

Prior Comment no. 3

3. We note that you have recorded current and non-current deferred costs and license fees at September 30, 2004 and 2003. With respect to these deferred costs and license fees tell us the nature of the transactions that resulted in you recording these costs/fees, your policy for recognizing these costs as an expense, the authoritative literature that applies and if applicable, how these costs relate to your deferred revenue.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 40

Prior Comment no. 4

4. We note that you consider your hardware installation service to be software related and subject to SOP 97-2. Supplementally, clarify why your hardware installation services are considered software related when your hardware element is not software related. Tell us how you have considered EITF 03-5 when making this determination. As part of your response, clarify whether your hardware installation services include any software installation services or whether you have a separate software installation service element contained in your arrangements.

5. We note that your hardware element is accounted for as a leasing arrangement in accordance with SFAS 13. Tell us the classification of your leases pursuant to the criteria in paragraphs 6 through 8 of
SFAS 13. Further, tell us how you considered the disclosure requirements of paragraph 23 of SFAS 13 for your lease arrangements.
We may have additional comments based on your response.

6. We note that you have established vendor specific objective evidence (VSOE) of fair value for the recurring component (software support and hardware maintenance) of your arrangements based on the renewal rate. Clarify whether your arrangements contain separate renewal rates for your software support and hardware maintenance or whether they only contain one renewal rate for the recurring component. Supplementally clarify,
* Whether you have established VSOE of the fair value of your software support based on a separate renewal rate for such service in accordance with paragraph 57 of SOP 97-2. If not, tell us how your current method of establishing VSOE of fair value for your software support is appropriate considering that your recurring component contains a non-SOP 97-2 deliverable.
* How using the renewal rate to establish fair value of your hardware maintenance service complies with SFAS 13. Tell us how you apply the guidance in SFAS 13 to establish fair value of your hardware maintenance element. Further, tell us whether your hardware leasing arrangements include a separate fee for maintenance services or whether the maintenance services are included in the total hardware consideration.

7. Your response indicates that you recognize revenue for your software license, installation and training elements of your arrangements over the system implementation period as the solution becomes available for use by the customer since VSOE of fair value does not exist for these elements. Paragraph 12 of SOP 97-2 states that, `if sufficient VSOE evidence does not exist for the allocation of revenue to the various elements of the arrangement, all revenue should be deferred until the earlier of the point at which such sufficient VSOE does exist or all elements of the arrangement have been delivered.` Considering this guidance, supplementally tell us why you believe that it is appropriate for you to recognize revenue on these elements of your arrangements prior to the point at which such sufficient fair value of VSOE exists for all elements of the arrangement.

8. We note that your customers do not sign a certificate of acceptance until implementation services have been completed. Supplementally, explain how you have determined that uncertainty does not exist about customer acceptance considering that you have a business practice of allowing returns for credit during the implementation phase of your arrangements. See paragraph 20 of SOP
97-2.

9. Your response states that documents are normally sold apart from software in a separate contract without any other elements. Supplementally tell us how your revenue recognition is impacted when documents are included as an element of your software arrangements.
As part of your response, clarify whether you have established fair value of your documents element in accordance with EITF 00-21.

10. Your disclosure for multiple elements does not appear to fully comply with the requirements of SAB 104, Topic 13.B Question 1, to clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Supplementally, tell us how you plan to more fully comply with this guidance.

Prior Comment no. 6

11. We note that you have classified hosting revenue as software revenue even though you have concluded that your hosting revenue is outside the scope of SOP 97-2 based on the provisions of EITF 00-3.
As paragraph 5 of EITF 00-3 states that such arrangements are considered `service contracts`, revenue derived from such arrangements should be classified as service revenue. Supplementally, tell us how you plan to comply with this guidance.

Prior Comment no. 7

12. Your response states, in part, that you continually develop new applications that integrate with your core system.
Supplementally,
clarify whether you are required to or have a practice of delivering any new applications that you develop to your customers during the financing period. If so, tell us whether these deliverables are considered specified upgrade rights, unspecified upgrade rights or additional software products based on the guidance of SOP 97-2 and how you account for such rights.

Note 12.  Segment Reporting, page 55

Prior Comment no. 10

13. Your response indicates that the way you have grouped similar services in the Form 10-Q for the quarter ended December 31, 2004 is appropriate based on the provision of paragraph 37 of SFAS 131. However, we note that you have grouped all your services for your Software Solution segment into one amount. Supplementally, tell us why the services classified in your Software Solutions segment, including hosting, installation, training, hardware maintenance and software support, are similar.




Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005

Statements of Consolidated Income (Unaudited), page 3

14. We note your presentation of Basic and Diluted Earnings Per common share. Tell us why you have not disclosed reconciliations of the numerators and denominators for your earnings per share computations pursuant to paragraphs 40 and 41 of SFAS 128. In addition, considering you have Class A and Class B common stock, tell us what consideration you have given to the two-class method for computing earnings per share pursuant to EITF 03-6.

Note 2.  Reclassifications, page 6

15. We note that you have made significant changes to your previously reported consolidated balance sheets and statements of cash flows related to reclassifications of auction rate securities from cash equivalents to short-term investments. Supplementally, explain to us how you determined that prospective disclosure of these changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange
Act reports. In addition, tell us how you considered this change in concluding that your disclosure controls and procedures were effective as of September 30, 2004 and December 31, 2004.

16. We note that you have determined to classify your auction rate securities as current. Supplementally, tell us whether any of the securities that have been classified as current have long-term maturity dates. If so, justify the classification as current by addressing how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period. Refer to SFAS 115, paragraph 17 and ARB No. 43, Chapter 3A.
Further, tell us what consideration you gave to disclosing the actual maturity dates of these securities and the judgments and assumptions involved in determining the classification.

17. We note you have revised your consolidated statements of cash
flows to comply with SEC guidance.   We also note from your
disclosure that prior to revising your cash flows, inter-company receivables, which were included in trade receivables, were historically included in operating activities. It appears from this disclosure that inter-company receivables are recorded in trade receivables and have not been eliminated in consolidation.
Confirm
to us that all inter-company balances have been eliminated in your financial statements and that there are no inter-company receivables or payables recorded in your consolidated balance sheet.

Controls and Procedures, page 20

18. We note that your Chief Executive Officer and Chief Financial Officer have concluded the company`s disclosure controls and procedures are effective "after implementing the aforementioned actions". Given the exception noted, it remains unclear whether your
Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective as of March 31, 2005. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive
Officer and Chief Financial Officer on the effectiveness of your internal controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration to the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. We refer you to Exchange Act Rule 13a-15, Item 307 of
Regulation S-K and SEC Release No. 33-8238.

19. Supplementally, tell us whether you considered the "segregation of duties concerns" to be a material weakness. If it is a material weakness expand your disclosure to describe the factors you considered in determining that your disclosure controls and procedures were effective as of March 31, 2005.

20. We note your disclosure that "...except as mentioned above, there have been no changes in the company`s internal controls over financial reporting that occurred during the fiscal year period covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, the company`s internal controls over financial reporting". Revise, to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*****
	Please respond to these comments within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Thomas Ferraro, Review Accountant, at (202) 551-3225 or me at
(202) 551-3226 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant

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The Reynolds and Reynolds Company
May 17, 2005
page 1